Exhibit 11.1

HORIZON HEALTH CORPORATION

COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended May 31,		Nine Months Ended May 31,
	2004	2003	2004	2003
BASIC
Net income	$2,729,900	$2,403,252	$7,980,237	$7,205,447

Weighted average shares outstanding (basic)	5,461,989	5,217,134	5,409,782	5,276,279

Basic earnings per share	$.50	$.46	$1.48	$1.37

DILUTED
Net income	$2,729,900	$2,403,252	$7,980,237	$7,205,447

Effect of dilutive securities (1)	221,036	398,683	259,130	418,507

Weighted average shares outstanding (diluted)	5,683,025	5,615,817	5,668,912	5,694,786

Diluted earnings per share	$.48	$.43	$1.41	$1.27

(1)	During fiscal years 2004 and 2003, certain shares subject to options to acquire common stock were not included in certain computations of diluted EPS because the option exercise price was greater than the average market price of the common shares for the quarter. The computation for the quarter ended May 31, 2004 excluded 4,000 shares subject to options, with an exercise price of $23.75. The computation for the quarter ended May 31, 2003 excluded 55,413 shares subject to options, with exercise prices ranging from $16.05 to $23.75. The computation for the nine months ended May 31, 2004 excluded an average of 6,577 shares subject to options, with exercise prices ranging from $21.00 to $23.75. The computation for the nine months ended May 31, 2003 excluded an average of 52,871shares subject to options, with exercise prices ranging from $14.51 to $23.75.